June 22, 2006
Via EDGAR (Correspondence) and Courier
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.
RE: Alcatel
Form 20-F for the fiscal year ended December 31, 2005
Filed March 31, 2006
File No. 001-11130
Dear Mr. Spirgel:
     I am writing in response to your comment letter dated June 8, 2006. For your ease of reference, your comments have been reproduced in this letter with the same numbering, followed by our responses.
     In your letter, you indicated in several comments that you think we should revise our Form 20-F for the fiscal year ended December 31, 2005 in response to those comments. We respectfully request that you consider, with respect to each of those items, our explanation as to why we believe it would be appropriate either not to revise the corresponding disclosure, or to revise it in our Form 20-F for the fiscal year ended December 31, 2006.
Consolidated Income Statements, page F-2
1-	Please explain to us the following in your response letter:
▪	Your basis for including an operating profit (loss) line item and income (loss) from operating activities line item on the face of your income statements. Please also expand your disclosure in Note 1(p) on page F-17 to discuss why you believe it would be misleading to include Share-based payments, Restructuring costs, Impairment of capitalized development costs and Gain on disposal of consolidated shares within Operating profit;
We respectfully note to the Staff the following reasons for including an operating profit (loss) line item and income (loss) from operating activities line item on the face of our income statements:

This presentation complies with French local regulations.
We note to the Staff that the French Accounting Standards Council (CNC) issued in October 2004 a recommendation relating to the format of the income statement and balance sheet under IFRS (« Recommandation N° 2004-R.02 relative au format du compte de résultat, tableau des flux de trésorerie et tableau de variation des capitaux propres, des entreprises sous référentiel comptable international »).
We quote here the official translation of the relevant portions of the CNC guidance: [emphasis added]:
§ 4.2 Definition of Current Operating Income
The CNC working group agrees with the IASB’s decision to abolish the concept of extraordinary items, a concept that can only result in a misleading or incomplete view of operating performance, as the classification between operating and so-called extraordinary items is always arbitrary.
However, the working group also noted the desire of both entities and analysts to define a long-term sustainable performance indicator. To meet this demand, entities will be given the option of presenting their current results of operating activities, defined as the difference between total results of operating activities and ‘other operating income and expenses’.
The sub-total ‘Current result of operating activities’ is an indicator designed to facilitate understanding of an entity’s performance. Items not included -that is ‘other operating income and expenses’- may not be classified as exceptional or extraordinary, but as unusual, abnormal or infrequent items as referred to in paragraph 28 of the IASB Framework.
The definition of ‘other operating income and expenses’ is highly restrictive (see 5.5.5).
§ 5.5.5 — Other operating income and expenses:
This line item is only used for major events occurring during the reporting period which are likely to distort interpretation of the entity’s operating performance. It therefore includes a very limited number of unusual, abnormal or infrequent items of income or expense that are highly material, which the entity discloses separately to facilitate understanding of its sustainable operating performance and to give users of the financial statements relevant information for predicting future performance, in accordance with the principles set out in paragraph 28 of the IASB Framework.
Other operating income and expenses comprise a few clearly identified, non-recurring items that are material in terms of consolidated performance, which the entity generally discloses to outside users. The amount and nature of these items should be described in detail in the notes (see note 1). Entities are also encouraged to disclose the nature and amount of these items by segment (see IAS 14 paragraphs 59 and 60).

For example, they may include:
–	A material and unusual gain or loss on disposal -or an impairment- of non-current tangible or intangible assets. An entity whose business involves the regular disposal of non-current assets should not classify these gains or losses under this line item, but under profit or loss from ordinary activities (e.g. resale of vehicles by rental companies).

–	Some restructuring costs, but only those likely to distort the understandability of current results of operating activities due to their unusual and material nature. IAS 37 gives examples of restructuring transactions and also sets out the costs to be included under this line item.

–	Other income and expenses, such as provisions for litigation of a very material nature.
Items identical in nature to those listed above which do not meet the criteria set out in paragraph 28 of the IASB Framework are classified under ‘Current results of operating activities’. Income or expenses arising as a result of the application of IFRS 5 or in respect of an associate should be classified under the lines designed for that purpose (see 5.5.7 and 5.5.8).
We believe that the presentation of our income statement complies with the above guidance from the CNC. We advise the Staff that inclusion of a subtotal inside the income (loss) from operating activities is a common practice in France for listed entities applying IFRS as adopted in the EU.
The ‘operating profit’ is used internally to evaluate our performance
We advise the Staff that “Operating profit (loss)” as defined in Note 1(p) is the financial measure that is used internally to evaluate the performance of the company. As a result, we have included this same line item on the face of the consolidated income statements as it is deemed to be relevant to investors. Such presentation is also prescribed by IAS 1 § 83 which requires disclosure of additional line items when such presentation is relevant to an understanding of an entity’s financial performance.
The presentation of additional items is relevant for investors
With respect to share-based payment, we applied IFRS 2, consistent with our adoption of IFRS, for the first time in our fiscal 2005 consolidated financial statements. Prior to our adoption of IFRS, we did not record compensation expense as there was no guidance on accounting for share-based payments under French GAAP. In addition, French GAAP prohibited us from early adopting IFRS. As a result, this is the first time that the readers of our consolidated financial statements have been presented with stock-based compensation. Therefore, we believe that it is appropriate to disclose a separate line item in our consolidated income statements because the amounts presented are not comparable from one year to the other due to the application of the transition rules of IFRS 2 (i.e. ramp-up effect).
We also considered the fact that all our main U.S. competitors did not early adopt FASB Statement No. 123R, whose fair value accounting approach is comparable to that of IFRS 2. We therefore believe that inclusion of share-based payment expense by function would distort the comparability of our operating performance and that of our U.S. competitors applying APB Opinion No. 25.
Lastly, we advise the Staff that a presentation of share-based payment expense by function is provided in Note 23 (e) page F-61 as follows:

(In millions of euros)	2005	2004
Compensation expense for share-based payments	69	60
These amounts are presented on a separate line in the income statement and concern the following captions :
- cost of sales	22	19
- administrative and selling expenses	29	26
- research and development costs	18	15
As to restructuring costs, impairment of capitalized development costs and gain on disposal of consolidated shares, we believe that these items are material and given their nature, it is appropriate to disclose them as separate line items in the income statement in accordance with IAS 1 § 83, 86 and 87.
We will also expand the disclosure provided in Note 1(p) in our future filings as follows (emphasis added):
“Operating profit (loss) includes gross margin, administrative and selling expenses and research and development costs (see note if) and, in particular, pension costs (except for the financial component, see note 1k), employee profit sharing, fair value changes of derivative instruments related to commercial bids and capital gains (losses) from the disposal of intangible assets and property, plant and equipment. The “Operating profit (loss)” subtotal is the measure that is used internally to evaluate performance. Income (loss) from operating activities includes operating profit (loss), restructuring costs (see note 1l), share-based payments (stock option plans and stock purchase plans), capital gains (losses) from the disposal of shares in consolidated or proportionately consolidated subsidiaries (not eligible to be accounted for as a discontinued operation under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”) and all other elements of operating activity whose inclusion in the operating profit (loss) would hamper an understanding of the Group’s operating performance (notably for the case of impairment of development costs capitalized in 2004) due to their nature, frequency and/or materiality. Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before income tax, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.”
▪	Why you believe it is appropriate and not misleading to classify your expense on the face of your income statement by both function and nature;
Following the unprecedented crisis of the telecom market in 2001-2003, we entered into material restructuring plans. As a result, similar to some of our competitors, we believe it is relevant to disclose as a separate line item restructuring charges due to their materiality (in both their closing balances and changes over the period). We believe this presentation complies with IAS 1 § 86.

For share-based payment, we refer the Staff to our response to comment #1, first bullet point, above.
As to the gain/loss on disposal of consolidated shares, we believe this item cannot be reliably allocated between different functions.
As to the amount of impairment of capitalized development costs that was disclosed separately in 2004, we considered it material and, by its nature, not comparable with similar impairments recorded in the ordinary course of our business. We believe this presentation complies with IAS 1 § 86 and 87.
In addition to the above reasons, we believe it is appropriate and relevant to users of our financial statements to present expenses by both function and nature. We believe not isolating on separate lines in the income statement the impact of significant transactions or re- measurements of the period might hinder users’ analysis of our financial performance.
We submit that aggregation of expenses in an analysis by function does not necessarily provide the level of detailed information that users may need. Therefore we believe that disclosures of expenses might need to be expanded to accompany the flexibility of choice of presentation which is left to preparers. We respectfully note to the Staff that the classification of expenses by function and nature has been discussed by the IFRIC in October 2004. IAS 1 § 88 requires an entity to present an analysis of expenses using a classification based on either the nature of expenses or their function within the entity, whichever provides information that is reliable and more relevant. Entities are encouraged, but not required, to present this analysis on the face of the income statement. The IFRIC was asked to consider whether particular expenses (such as impairments, inventory write-downs and restructuring costs) may be omitted from functional classifications to which they relate and presented on a nature of expense basis. The IFRIC decided not to take this issue on the agenda as this should be dealt with as an amendment to IAS 1.
▪	Why you believe it is appropriate to include the Gain on disposal of consolidated shares as part of income from operating activities.
For purposes of clarification, capital gains (losses) on disposal of shares are presented as follows:
▪	In income from operations if they relate to fully or proportionately consolidated businesses (excluding discontinued operations as defined by IFRS 5).

▪	In other financial income (loss) if they relate to non-consolidated entities or shares of associates accounted for under the equity method of accounting.
As the disposal of consolidated shares related to operational entities (businesses) is similar in nature to the disposal of net assets held by such entities, we believe the presentation of such gain (loss) within income (loss) from operating activities is appropriate.
We propose to modify the caption in our future filings to “gain/(loss) on disposal of consolidated entities”.

Note 1 — Summary of accounting policies, page F-8
(O) Revenues, page F-16
2-	We refer to your statement in the 3rd to last paragraph on page F-16 “For arrangements where the customer specifies formal acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met”. Please explain to us the situations, if any, where you do not defer revenue until formal acceptance by the customer, and explain to us your IFRS basis for this accounting treatment. Further, tell us whether you recognize revenue prior to meeting all of the acceptance criteria for arrangements where the customer does not specify formal acceptance of the goods.

Situations where revenue is not deferred until formal acceptance by the customer
We clarify that for arrangements where the customer specifies final acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met.
However, in arrangements for the sale of goods and equipment subject to installation and inspection, if the installation process is straightforward and routine and the customer accepts the goods or equipment upon delivery, revenue on the goods or equipment is recognized upon delivery. In these cases, installation is not essential to the functionality of the delivered equipment, as it does not involve either significant changes to the features or capabilities of the equipment sold or the building of complex interfaces or connections.
IFRS basis for the above accounting treatment
IAS 18 § 14-16 form the basis for the accounting treatment described in the preceding paragraph. In such situations, we consider that Alcatel has transferred to the customer the significant risks and rewards of ownership of the goods [§ 14 (a)]. In addition, § 16 provides examples of situations in which the entity may retain the significant risks and rewards of ownership. Paragraph 16(c) deals with “goods that are shipped subject to installation and the installation is a significant part of the contract which has not yet been completed by the entity”. When revenue is recognized on delivery of the goods, it is because the installation process is not a significant part of the contract and the performance of such installation is perfunctory. As a result, the presumption that customer acceptance provisions are substantive provisions (i.e. that generally result in revenue deferral) can be overcome.
In addition, we considered the guidance provided in SEC Staff Accounting Bulletin Topic 13 (“SAB Topic 13”) questions #2 and #3 regarding customer acceptance provisions. We believe that our accounting treatment under IFRS, as described above, complies with SAB Topic 13.
Situations where we recognize revenue prior to meeting all of the acceptance criteria for arrangements where the customer does not specify formal acceptance of the goods
We confirm to the Staff that we do not recognize revenue prior to meeting all of the acceptance criteria for arrangements where the customer does not specify acceptance of the goods.
3-	Your basis in IFRS for recognizing revenue from product sales made through retailers and distributors at the time of shipment to the distribution channel, rather than when the products are sold by the retailers and distributors to a third party, is unclear. Please advise us and clarify your policy disclosure. Further, explain to us the “contract terms” that permit the return of products sold through retailers and distributors and explain to us your consideration of them when recognizing revenue under IFRS.
Basis in IFRS for recognizing revenue from product sales made through retailers and distributors

We clarify to the Staff that revenue from such sales is recognized when the risks and rewards of ownership have passed, which is consistent with the guidance provided by IAS 18, Appendix, Case 6, for sales to intermediate parties such as distributors, dealers or others for resale,
In these situations, the risks and rewards of ownership have passed to the retailer or distributor upon shipment to the distribution channel. Assuming all of the conditions under IAS 18 § 14 have been met, we recognize revenue upon shipment as we can reliably estimate the amount of returns, based on historical experience, in accordance with IAS 18 § 17. The amount of revenue recognized upon shipment reflects a reduction for the estimated amount to be returned, consistent with the guidance provided by IAS 18 § 14-17. We note that neither the retailer nor distributor act as agents under these arrangements.
We also considered the guidance provided by FASB Statement No. 48 § 7 and SAB Topic 13. We believe that our accounting treatment under IFRS as described above complies with such guidance.
Clarification of our policy disclosure
During the year 2005, we exited the mobile handset business leaving only one product line (in our Private Communications Group) that is sold to distributors. Sales of this product line are not contingent on the distributor selling the product to third parties, as the distribution contracts contain no right of return. Accordingly, we propose to modify our previous disclosure in our future filings as follows:
“For product sales made through retailers and distributors, revenue is recognized upon shipment to the distribution channel, assuming all other revenue recognition criteria have been met. Such sales are not contingent on the distributor selling the product to third parties, as the distribution contracts contain no right of return.”
Explanation of the “contract terms” that permit the return of products sold through retailers and distributors and explanation of our consideration of them when recognizing revenue under IFRS.
In view of the above proposed change to our policy disclosure, the original sentence containing the words “contract terms”, now disappears.
Note 2(b) — Impairment of customer receivables and loans, page F-21
4-	With a view towards clarifying your disclosure, please explain to us why the impact of impairment losses for customer receivables and the impact of impairment losses on customer loans and other financial assets result in net gains in income before tax.
We recorded significant valuation allowances in 2001 and 2002 for customer receivables and loans following default payments of customers and borrowers due to a substantial deterioration in their financial situation, primarily driven by a steep downturn in the telecommunications market. Since 2003, the impact on our net income (before tax effect) of reversals from 2001 and 2002 has been higher than the valuation allowances established on subsequent receivables and loans.

In 2004 and 2005, some of the customers and borrowers who had experienced financial difficulties in 2001 and 2002 have been reorganized and/or acquired by other telecommunication companies with stronger financial position, resulting in their ability to repay their debts to us. Such events that occurred during 2004-2005 resulted in the reversal of the valuation allowances.
Under IFRS, customer receivables and loans are considered financial assets and are carried at amortised cost. Valuation allowances on such accounts qualify as impairment and accounted for in accordance with IAS 39 § 58 to 65. IAS 39 § 65 states the following:
“if in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss shall be reversed either directly or by adjusting an allowance account. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised at the date the impairment is reversed. The amount of the reversal shall be recognised in profit or loss “.
Note 3 — Changes in consolidated companies, page F-23
5-	In relation to the formation of the Draka Comteq B.V. associate, as discussed on the bottom of page F-24, please explain to us why you needed to estimate the 2004 gain/loss on the sale given that this sale was finalized on July 2, 2004. Please disclose the amount of the gain/loss recorded in 2004 and the adjustment that was recorded in the second quarter of 2005.
As stated in our Note, we confirm that the final agreement with Draka Holding N.V. was signed on July 2, 2004. The selling price of the business contributed by Alcatel was equal to the fair value of net assets contributed to Draka Comteq B.V., which was initially calculated on the basis of an estimated opening balance sheet of the newly created company. However, the balance sheet, and thus the selling price, was subject to post-transaction adjustment clauses. The first financial statements issued for Draka Comteq B.V. related to the opening balance sheet and the second half of 2004. Although we received a draft of those financial statements before the issuance of our 2004 consolidated financial statements, they were unaudited and not definitively agreed upon by both parties. Consequently, at that time, the calculation of the related loss was not finalized.
During the second quarter of 2005, all post-transaction adjustments were finalized in accordance with the contractual terms, and the resulting loss was adjusted accordingly.
The amount of the loss recorded in 2004 and the positive adjustment that was recorded in 2005 is €(16) million and €8 million respectively.
As the amounts concerned are not material, we respectfully request not to amend our Form 20-F for the fiscal year ended December 31, 2005.
Note 7 — Impairment losses on assets recognized in the income statements, page F-31

6-	Please explain to us the nature of the €34 million and €81 million reversal of impairment losses recorded during 2005 and 2004 respectively. Further, tell us whether you also recorded these impairment losses reversals under U.S. GAAP. If you did record the reversals under U.S. GAAP, explain to us your basis for doing so.
Otherwise, tell us where you recorded these reconciling items in your net income and shareholders’ equity reconciliations on page F-129.
We clarify to the Staff that these reversals of impairment losses relate solely to financial assets (i.e. loans) and are primarily due to loan repayments, as further described in our response to comment #4 above.
As to the accounting guidance, we considered IAS 39 § 65 and FASB Statement No. 114 § 16 under IFRS and U.S. GAAP respectively and we concluded that there was no difference in accounting for these reversals. As a result, there is no reconciling item identified for 2004 or 2005 in our net income or shareholders’ equity reconciliations.

Note 9 — Income tax, page F-32
7-	We refer to the table on the top of page F-34. Please tell us and disclose what the Other column represents and explain how it caused a €557 million increase in Tax loss carry forwards and tax credits.
Pursuant to IAS 12 § 81 (e), (g) and (i), we are required to disclose the amount and expiry date of unused tax losses and credits (see Note 9(d) on page F-35) and, in respect of unused tax losses and credits, the amount of deferred tax assets or income / expense recognised for each period presented (see Note 9(c) on page F-34).
As a result, the information related to the amount of unused tax losses and credits is given in Note 9 (d) in page F-35. The information requested by IAS 12 § 81 (g) is given in Note 9 ( c ) in page F-34.
We believe it is appropriate to provide consistent information between the two tables. Therefore, we decided to present separately the changes in tax loss carry forwards and tax credits and the changes in deferred tax assets not recognized. The amount of €557 million should therefore be read in conjunction with the amount of €634 million presented two lines below. The net impact disclosed in the “Other” column of €(24) million mainly related to reclassifications or changes in temporary differences not recognized either in the balance sheet or in the income statement in accordance with IAS 12 requirements.
As the total amount of the column “Other” is not material, we propose not to revise the corresponding disclosure and to clarify it in our future filings.
Note 13 — Intangible assets, page F-40
8-	Refer to the table on page F-40 and explain to us why amortization and impairment losses affect the gross intangible asset value. Please also clarify your disclosure.
We recognize that there is a misprint in the column headers in the table on page F-40. The correct column headers should be read as follows: “Capitalized development costs”; “Other intangible assets” and “Total” , consistent with those utilized in the table on page F-41.
Since this misprint has been made only in the first table related to the gross value and not in the two following tables (that provide information on amortization and impairment losses on page F-41 and net book value on page F-42), we believe that this misprint does not materially affect the understanding of the reader and we therefore propose to correct it in our future filings.
Note 14 — Property, plant and equipment, page F-43
9-	Refer to the table on page F-44 and explain to us the nature of the Business combinations line item and how business combinations caused accumulated depreciation and impairment losses on PP&E to increase by $175 million during 2005.
We respectfully advise the Staff that the amount indicated in the line “Business combinations” included in the table on page F-44 is €137 million rather than the $175 million stated in the comment above. We further assume that your comment indeed is in reference to the “Business combinations” line item.
Based on the above, we acknowledge that the €137 million should have been netted against the “Business combinations” total of €265 from the “gross” table presented on page F-43, as assets acquired in a business combination are recorded at fair value and only impact the gross value of PP&E. We do not believe this presentation has a material impact on the readers’ ability to understand the changes in property, plant and equipment, particularly as the “net” amount, as presented in the table on page F-45 is accurate as it is the amount presented in the consolidated balance sheets. We therefore propose that it be corrected in a subsequent filing.
We note to the Staff that the above mentioned figures are mainly related to the acquisition of 67% of Alenia Spazio and 33% of Telespazio with respect to which we completed the purchase price allocation in Q2-2006 and we concluded that fair value was equal to the net book value at the time of the acquisition due to recent re-evaluation accounted for in local books prior to the acquisition
Note 17 — Financial Assets, page F-49
10-	Please tell us and disclose in Note 1(u) on page F-18 the nature of your marketable securities and why you believe it is appropriate to classify them as such. Further, please explain to us your IFRS and U.S. GAAP basis for classifying these securities as held for trading.
We clarify that our marketable securities are quoted market funds with original maturities exceeding three months and/or with underlying assets such as listed shares.
During the transition to IFRS, we decided to designate as “financial assets at fair value through profit or loss” some of the financial assets reported as “marketable securities” as permitted by the provisions of IAS 39 § 9(b) (IAS 39 version that does not include the Fair Value Option amendment) which relate to the definitions of categories of financial instruments, and in particular, for financial assets with quoted market prices in an active market and whose fair value could be reliably measured.
Under IFRS, due to the amendment of IAS 39 (referred to above as the “Fair Value Option Amendment”), effective for annual periods beginning on or after 1 January 2006, all financial assets designated as “financial assets at fair value through profit and loss” that could no longer be designated as such have been reclassified to “available for sale” as disclosed in our March 31, 2006 unaudited interim condensed consolidated financial statements (notes 1(u) and 7). No marketable securities have been maintained in the “financial assets at fair value through profit and loss” category.
Accordingly, Note 1(u) in our March 31, 2006 unaudited interim condensed financial statements was amended as follows:
“In accordance with IAS 39 ‘Financial Instruments- Recognition and Measurement’, marketable securities are valued at their fair value. No securities are classified as “held-to-maturity”. For securities classified as financial assets at fair value through profit or loss, changes in fair value are recorded in the income statement (in other financial income (loss)). For available-for-sale securities, changes in fair value are recorded in shareholders’ equity, or in the income statement (other financial income (loss)), if there is objective evidence of a more than temporary decline in the fair value, or in connection with a disposal of such securities.
Further to the publication of the “Fair Value Option” amendment to IAS 39 “Financial Instruments : Recognition and Measurement”, effective from January 1, 2006, certain marketable securities previously included in the category of financial assets at fair value through profit or loss are now designated as financial assets available for sale. The impact of this change, had it been applied in 2005, is presented in Note 7 – Financial income (loss) and in the consolidated statement of changes in shareholders’ equity of this document.”
We respectfully note to the Staff that under U.S. GAAP, these marketable securities are classified as “available-for-sale” securities according to the guidance provided by FASB Statement No. 115 with change in fair value recorded in “Other Comprehensive Income”.
We refer the Staff to our response to comment 25 below that provides the quantified summary of items included in the “Other adjustments”.
As the note 1(u) has already been amended in our March 31, 2006 unaudited interim condensed financial statement, we propose to revise the note 1(u) in our future filings as requested.
Note 23 — Shareholders‘ equity; page F-54
(e) Share-based payments, page F-60
11-	We note your statement at the bottom of page 60 that only stock option plans established after November 7, 2002, and whose stock options were not yet fully vested at January 1, 2005, are restated according to IFRS 2. Please tell us whether you restated 2004 for those stock options that were not fully vested at January 1, 2005. Explain to us your IFRS basis for your accounting.
We confirm to the Staff that we applied the transitional provision of IFRS 2 for the first-time adoption of IFRS. As a result, we have restated 2004 net income for stock options that were related to plans established after November 7, 2002 and not yet fully vested as at January 1, 2005, as prescribed by IFRS 2 § 53 and IFRS 1 § 25B.
Furthermore, we granted equity-settled awards to employee after November 2002 for which stock options were not fully vested either at the date of transition to IFRS (January 1, 2004) or as of January 1, 2005. Consequently, we adjusted retained earnings as of January 1st, 2004 and recorded compensation expense of €60 million related to these awards during fiscal 2004.
Note 24 — Compound financial instruments, page F-63
(a) ORANE
12-	In order to help us better understand the nature of the ORANE notes, please address the following in your response letter :

▪ Tell us whether the holders of the notes have the option to redeem the notes for shares or cash at the maturity date of December 23, 2005.

We clarify to the Staff that ORANE — ‘Obligations Remboursables en Actions’ — issued on December 19, 2002 are notes mandatorily redeemable for new or existing shares. The holders have no option to redeem the notes for cash. The instrument must be settled in Alcatel’s shares (one share for one note). We elected the exemption related to compound financial instruments as permitted by IFRS 1 paragraph 23. Therefore, the two portions in equity (the portion related to the cumulated interest accreted on the liability component, and the portion related to the original equity component) of our ORANE have not been separated, as the liability component was no longer outstanding at the transition date.

▪ Explain to us in greater detail why you believe it was appropriate to classify the entire value of these notes from the outset within shareholders’ equity under IFRS.
The ORANE bond is a compound financial instrument with characteristics of both debt and equity. The ORANE bond carried an annual interest rate of 7.917%. On January 2, 2003, Alcatel paid the full amount of the discounted interest of €132 million, calculated from the settlement date to the maturity date. Therefore, at the IFRS transition date, the debt component was zero, given that the interest component was prepaid and the face value of the notes can only be redeemed for shares.
The carrying value of the ORANE bond (€513 million representing the nominal issuance value of €645 million reduced by the amount of related issuance expenses and prepaid interest that had not been amortized as of the transition date) has been classified in shareholders’ equity in the IFRS opening balance sheet, as it represents the future issuance of shares when the ORANE will be redeemed, in accordance with IAS 32 § 15-16 and 28-29.
▪ Tell us whether you paid the discounted interest of €132 million in cash or shares and explain to us why you believe it was appropriate to record no interest expense in 2004 and 2005.
The discounted interest of €132 million was prepaid in cash. They represent the full amount of interest calculated from the settlement date to the maturity date. Therefore, Alcatel has no liability in connection with the ORANE and no interest expense shall be recognised accordingly.
▪ Tell us whether you account for these notes in the same manner under U.S. GAAP.
The ORANE is presented on a specific balance sheet line item in the U.S. GAAP classified balance sheet and is therefore excluded from shareholders’ equity. The pre-paid financial interest is accounted for as such within the consolidated balance sheets and is amortized as interest expense on a specific line item within the summarized U.S. GAAP consolidated income statements (see page F-130) called “Interest expense on notes mandatorily redeemable for shares”.
We refer the Staff to paragraph (i) Compound Financial Instruments, on page F-127. The differences between IFRS and U.S. GAAP related to both the classification of the debt and the amortization of prepaid interest are reconciling items in our reconciliations of net income and shareholders’ equity on pages F-128 and F-129.
Note 26 — Financial debt, page F-70
(b) Analysis of financial debt, gross – by type
13-	We refer to your statement in the last paragraph on page F-71, “In accordance with IAS 39, such exchange of debt is not considered as an extinguishment of the initial debt and the issuance of new debt, because the borrowing conditions are not substantially different as a result of the exchange transaction.” Please provide us with the specific guidance within IAS 39 that supports this treatment and explain to us how you determined that the borrowing conditions are not substantially different. Further, given that you do not consider this exchange an extinguishment, explain to us how you calculated a loss on this exchange offer. Please, also tell us how you accounted for this exchange under U.S. GAAP.

We applied IAS 39 requirements and guidance to account for the exchange of debt:
According to IAS 39 § 40, ‘an exchange between an existing borrower and lender of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.’
The appendix A — Application guidance 62 (“AG 62”) of IAS 39 provides guidance to determine whether the terms of an original financial liability and a new financial liability are substantially different or not: ‘For the purpose of paragraph 40, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment.’
Based on this guidance and after comparison of the discounted present value of the cash flows under the new terms and previous terms, we determined that the borrowing conditions were not substantially different.
For purposes of clarification, the difference between the discounted present value of the cash flows under the new terms and under the previous terms was amortised over the remaining term of the modified liability as required by AG 62 of IAS 39: ‘If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability.’
Under U.S. GAAP, we confirm to the Staff that we analysed the terms of the new debt in compliance with EITF Issue N°96-19 and that we concluded that there was no extinguishment of the previous debt.
Note 27 — Provisions, page F-75
(b) Change during 2005, page F-75
14-	Please explain to us in detail by provision category the facts and circumstances that existed and the events that transpired during 2005 that caused you to reverse €327 million of provisions. Further, please provide us with a breakout of what caused the €41 million reversal to the Other provisions category.
Explanation of the €327 million reversal by provision category
The €327 million of reversal represent €236 million, €40 million, €10 million and €41 million for product sales, restructuring, litigation and other reserves, respectively.
▪	Provision for product sales (€236 million): these provisions cover probable liabilities arising from past and current sales contracts and are mainly related to claims made by customers for non-fulfilment of contractual obligations, warranty and retrofits, fines and penalties. Out of the €236 million, €100 million relates to warranty for which we refer the Staff to our response in comment #26.

The reversal for other product sales reserves amounts to €136 million and is mainly related to probable penalties due to contract delays or other contractual issues or estimated amounts based upon statistical and historical evidence. We provide the following comments for amounts that are higher than €10 million:
➢	A penalty reserve of €12 million was accounted as we were unable to deliver certain features to one of our significant Mobile Radio Division customers at the date we contractually agreed upon. Once the delivery of the product occurred, we entered into negotiations with the customer and no cash penalty was ultimately paid to the customer.

➢	A contract in the submarine activity was signed in 2004 and we experienced major delays during execution resulting in a €13 million penalty claim from the customer. Further negotiations with the customer led to a new completion date whereby the customer would withdraw its penalty claim if this new deadline was achieved. This new deadline was successfully achieved in 2005 and we reversed the penalty accordingly.

➢	Certain risks in our Integration Service Division for which we recognized reserves on various topics such as subcontractors claims did not materialize, resulting in a reversal of €19 million.
The remaining portion of the balance is comprised of individual amounts of less than €10 million and of similar nature (penalties due to contract delays, claims...).
▪	Provision for restructuring (€40 million): we advise the Staff that we did not recognize any individually material reversals during 2005 outside of the following:
➢	We reversed €8 million related to changes in estimates of onerous contracts relating to leased vacant facilities.

➢	We previously recorded a reserve for €5 million related to a grant received from the Belgian government that we were initially required to repay due to a restructuring action, resulting in the reserve being recognized according to IAS 37. After discussion and negotiations that took place in 2005 with the Belgian government, it was agreed that we did not have to repay this grant, resulting in the reversal of the reserve.
▪	Provision for litigation (€10 million): the only individual amount exceeding €2 million is a reversal of €3 million related to customer litigation, which was initiated in November 1997. The reserve was adjusted in 2005 to reflect the best estimate of settlement based on information available and consultation with internal and external legal counsel.

▪	Other provisions (€41 million): we reversed a €12 million tax contingency which related to the tax consolidation of a German subsidiary for fiscal years 1995 to 1998. After a three-year discussion with German tax authorities, the authorities decided to drop the case in fiscal year 2005.

In addition, we reversed certain reserves for an aggregate amount of €11 million related to risks associated with environmental issues in the U.S. We also reversed a €4 million tax litigation provision related to foreign branches of our main French subsidiary.
Note 31 — Contractual obligations and disclosures related to off balance sheet commitments, page F-82
(b) Off balance sheet commitments, page F-82
15-	We note from the 2nd table on page F-83 that you have reflected €302 million of Guarantees on Group contracts within the balance sheet. Please explain to us what this €302 million represents and why you have not reflected the remaining Guarantees on Group contracts in the balance sheet. Further, please explain to us what the remaining contingent commitments within this table represent and why you have not recognized them in your balance sheet. Reference all IFRS guidance that supports your accounting treatment.
We advise the Staff that the €302 million amount indicated in page F-83 as guarantees given on contracts reflected in our balance sheet is primarily related to product sales reserves related to construction contracts for which we have performance obligations.
In accordance with IAS 37 § 14, as soon as an outflow of resources embodying economic benefits related to a performance guarantee given becomes probable and can be estimated reliably, a provision is accounted for accordingly. This is the case when we fail to complete a construction contract by a specified date.
The remaining contingent commitments are mainly related to:
–	Performance bonds on construction contracts given to reflect our commitment to indemnify the customer, in the event we do not perform the contract in compliance with the terms of the contract. As shown in the table page F-83, we record a provision when it becomes likely that we will be liable for such guarantees in accordance with IAS 37 § 14. Accordingly, we did not reflect the remaining guarantees on our balance sheet because we believe the probability of being liable is remote.

–	Guarantees given by our wholly-owned consolidated subsidiary Electro Banque that provides guarantees to third-party construction contractors are shown in the “Guarantees on third party contracts” line item and are not reflected in our balance sheet because we believe the probability of being required to make payments to guaranteed third-parties is remote.

–	Guarantees given by Electro Banque related to tax litigations. In certain instances, we provide guarantees to tax authorities for contingent payments in the event we become liable once the litigation is settled. We note that a portion of these guarantees is already reflected in our balance sheet in the “Other provisions” line item. We refer to the table in Note 27 (page F-75).

–	Guarantees given on sale and lease-back transactions in the “Other contingent commitments” line item. For example, we gave a €90 million guarantee when we entered into the sale-and-leaseback transaction for our headquarters in Paris to guarantee the buyer/lessor that we had legal title of the property at the time of sale. Like other guarantees, we did not reflect it in our balance sheet because we believe the probability of being required to make such payment is remote.
More generally, these contingent commitments have been reflected in our balance sheet when all criteria for recognition of a provision defined by IAS 37 § 14 have been met. If the criteria to recognize a provision set forth in IAS 37 § 14 are not met, no provision is accounted for and the maximum potential amount related to the guarantee given is disclosed as an off-balance sheet commitment.

16-	Refer to the 2nd to last paragraph on page F-84 and explain to us in greater detail what the guarantee granted to the banks that implement the Group cash pooling represents. Tell us what accounting treatment you applied to this guarantee, if any, and explain to us your IFRS basis for treatment.
We clarify to the Staff that we guarantee intra-day credit risk that might be incurred by our main cash pooling banks for our subsidiaries.
Intra-day risk represents the maximum amount which the bank is prepared to disburse, on a given date, from a given account, without having confirmation that incoming funds will cover the resulting debit position. In order to limit this risk, each subsidiary that participates in our cash management system is allocated an individual intra-day limit by the bank maintaining the accounts. In our cash pooling system, the debit position of a unit is covered, at the closing of every business day, by a transfer from Alcatel Central Treasury, where the central cash pool is maintained. This mechanism is usually referred to as “zero-balancing”.
Alcatel SA, the parent company, currently provides a guarantee to the bank for an amount equal to the sum of all outstanding intra-day debit positions at closing, up to a maximum amount equal to the sum of all participating units’ individual intra-day limits.
These financial guarantees meet the IFRS 4 definition of financial guarantee, because they provide for specified payments to be made to reimburse the banks for losses incurred when a specified debtor fails to make payment when due under the original or modified terms of debt instruments. No asset and liability has been recognized in our consolidated balance sheet as we do not expect neither any future economic benefit nor outflow of resources in connection with these guarantees.
17-	Refer to the paragraph bridging pages F-84 and F-85 and the 1st paragraph on page F-104 and tell us how you account for this receivable under U.S. GAAP, including whether you report it as its discounted value. We refer you to paragraph 3(e) of APB 21 for guidance.
The carry-back receivable referred to is considered as a secured financing and is therefore included in financial debt under U.S. GAAP due to Alcatel’s ability to reacquire the receivable. The carry-back receivable has not been discounted under U.S. GAAP according to the guidance provided by APB 21 § 3(e).
The reconciling item resulting from the discounting of the carry-back receivable under IFRS is part of the ‘other adjustments’ caption in our U.S. GAAP reconciliation. We refer the Staff to our response to comment #25.
Note 33 — Payroll and staff training rights, page F-86
18-	Refer to the 1st paragraph on page F-87 and explain to us your IFRS and U.S. GAAP basis for not accruing the costs related to the individual staff training rights. Please also describe for us the exceptional circumstances that cause you to accrue these costs.

As noted in page F-87, French law provides our employees with the right to receive individual training of at least 20 hours per year that can be accumulated over six years. In addition, we clarify to the Staff that the employee is not entitled to any compensation for such training rights in the event of dismissal or termination, except if those rights are exercised during the service period.
We respectfully note to the Staff that the CNC issued opinion No. 2004-F in October 13, 2004 which provides guidance under French GAAP with respect to the accounting for an employee’s right to receive individual training. According to this guidance, costs relating to these individual training rights should be expensed as incurred as they are considered as remunerating future services. We believe that this position is consistent with IAS 37 and IAS 19 requirements. In particular, we will not benefit from the training until services are rendered by the employee subsequent to the training.
However, we accrue training costs in the following situations:
1)	Where we have agreed to provide training to an employee whose employment is terminating but who will benefit from the training during the notice period. In such instances, we will not receive the future benefit of the training.

2)	In cases of disagreement between the company and the employee in the last two years over the choice of topic for the training course (i.e. the company considers that the training is not adapted to the needs of its employee and not related to its professional activities)
In concluding that the accrual of training costs was inappropriate under IFRS and U.S. GAAP, we also considered the guidance prescribed by IAS 37 § 14(c) and FASB Statement No. 5 § 8(b) with respect to the ability to determine a reliable estimate. Indeed, this new regulation has been implemented quite recently in France, and we have no historical experience to determine a reliable estimate of the rights that will effectively be exercised by employees.
For example, as of December 31, 2005, employees headquartered in Paris (550 employees) had accumulated approximately 22.000 hours of training rights. As of the date of this response, such employees have only exercised their rights to approximately 80 hours. Based upon these preliminary figures of exercised rights, we believe that the future cost to be incurred corresponding to past rights is immaterial.
Note 36 — Main consolidated companies, page F-90
19-	Please explain to us your IFRS basis for accounting for Alcatel Alenia Space, Telespazio, Alda Marine and Evolium Holding SAS using proportionate consolidation. In this regard, it appears to us that you do not share control of these entities.
Alcatel Alenia Space, Telespazio, Alda Marine and Evolium Holding SAS are jointly controlled entities as defined in IAS 31 § 24 to 29. The joint control of these entities has been assessed and is deemed to be in compliance with the definition given in IAS 31 § 3, considering all of facts and circumstances. In particular, we considered provisions of the shareholders’ agreements that require unanimous approval of all shareholders for strategic, financial and operating decisions relating to the entity such as:
–	proposal for adoption of dividend policy;

–	acquisitions and dispositions of assets greater than €10 million or 5% of the par value of the issued share capital of the company;

–	incurring liabilities in respect of loans, debentures, guarantees or other similar instruments exceeding in value the greater of €10 million or 5% of the par value of the issued share capital of the company;

–	selecting, terminating and setting the compensation of the Chief Executive Officer (“CEO”), the Deputy CEO, and the statutory auditors;

–	annual budget and business plans including semi-annual revisions thereof and approval of annual audited accounts before submission to the shareholders’ meeting.
Despite the fact that we own equity interests of 67%, 33%, 51% and 66% in Alcatel Alenia Space, Telespazio, Alda Marine and Evolium Holding SAS, respectively, we believe the above shareholders’ rights are evidence of joint control.
For discussion of the creation of the two joint-ventures in our Space activities, we refer to Note 3 of our consolidated financial statements (page F-25).
Note 38 — Reconciliation schedules from French GAAP to IFRSs, page F-94
IV- Main adjustments, page F-97
C- Other IAS 32 and 39 adjustments, page F-99
20-	Refer to the table in the middle of page F-101 and explain to us what caused the €1.1 billion increase in Other current and non-current assets and €775 million increase in Other current and non-current liabilities. This is not clear to us based on your disclosure in the preceding pages.
In accordance with IAS 39 with respect to fair value hedges, the increase in ‘Other non current assets and liabilities’ and ‘Other current assets and liabilities’ is related to the accounting for derivatives at fair value in the balance sheet. These derivatives were recorded as off balance sheet commitments under French GAAP.
We clarify to the Staff that fair value hedges on firm hedged commitments not yet booked in the balance sheet are re-evaluated and such re-evaluation is accounted for in ‘other assets’ or ‘other liabilities’.
We note to the Staff that there is no right of set-off between assets and liabilities. On each derivative or firm commitment, a loss has to be accounted for as a liability and a gain as an asset.
Note 39 — Summary of differences between accounting principles followed by Alcatel and U.S. GAAP, page F-120
(a) Differences in accounting for business combinations, page F-120
21-	Refer to footnote (a) at the bottom of page F-120 and explain to us in detail your consideration of EITF 98-3 in determining that TiMetra does not represent a business under U.S. GAAP. Further, tell us why you recorded and wrote off goodwill if TiMetra does not meet the definition of a business under U.S. GAAP.
The acquisition of TiMetra was completed in July 2003 and it was a stock-for-stock transaction. As of December 31, 2002, TiMetra was developing networking solutions. Their activities up to that date had consisted principally of recruiting personnel, raising capital and performing product development. TiMetra had not recorded any revenue. Consequently, we considered TiMetra to be a development stage company which did not qualify as a business in accordance with EITF Issue No. 98-3.
As a result of this share exchange, we accounted for intangible assets acquired at fair value in accordance with SFAS 142 § 9 requirements. The excess of the cost of the acquisition over the fair value of the net assets acquired (mainly cash and all other identifiable assets, such as acquired technologies) was accounted for directly in the income statement as a loss during the year ended December 31, 2003.
For the purpose of clarification, we suggest the following amendment to footnote (a) to the table on page F-120 in our future filings:
“As TiMetra did not meet the definition of a business as defined by EITF Issue No. 98-3 “Determining Whether a Non-Monetary Transaction Involves Receipt of Productive Assets or of a Business”, the excess of the purchase price over the fair value of net assets acquired of $114 million has been accounted for directly in the income statement as a loss”
(i) Compound financial instruments, page F-127
22-	Please explain to us your consideration of EITF 98-5 and EITF 00-27 in accounting for your OCEANE bonds under U.S. GAAP.
We clarify to the Staff that OCEANE – “Obligation Convertible ou Echangeable en Actions Nouvelles ou Existantes” — are bonds that can be converted into or exchanged for new or existing shares. As described in the “note d’opération” filed on June 3, 2003 with the French securities authorities (i.e. the prospectus filed for French statutory purposes), each bond can be converted or exchanged for one share, effective July 22, 2003. Each obligation was issued at a nominal value of €16.18, convertible into new or existing Alcatel ordinary shares. The highest market price of our shares in June 2003 was €8.46. These OCEANE mature on January 1, 2011 and have a buy-back option that Alcatel can exercise in the period from June 12, 2008 to December 31, 2010. Early exercise of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument.
We considered EITF Issue No. 00-27 (part II – Issue 1) to determine whether the conversion option was in-the-money. We concluded that the conversion option of the OCEANE could not be considered as a beneficial conversion feature option and was therefore not within the scope of either EITF Issues No. 98-5 or No. 00-27.
We have accounted for the OCEANE in accordance with APB 14. No value was apportioned to the conversion feature, as the conversion option was not a beneficial conversion feature at the commitment date.
(j) Reversal of inventory write-down, page F-127

23-	We note your disclosure that inventory write-downs can be reversed under IFRS but not under U.S. GAAP. We further note from your disclosure in the 2nd to last full paragraph on page 21 that you reversed an existing inventory and work in progress valuation allowance of €120 million during 2004. As such, please explain to us why you do not have a reversal of inventory write-down reconciling item on your reconciliations of net income and shareholders’ equity on page F-129.
The reconciling item related to the reversal of inventory write-downs is included in the “Other adjustments” caption in our reconciliations of net income and shareholders’ equity for both 2004 and 2005, as further discussed in our response to comment #25 below.
The portion of the reversal of valuation allowance that was not restated under U.S. GAAP is related to inventories that have been sold or disposed off. Consequently, we did not identify a difference in the accounting treatment under IFRS and U.S. GAAP.
Note 40 — Reconciliation to U.S. GAAP, page F-128
24-	Refer to your reconciliations of net income and shareholders’ equity on page F-129 and explain to us how discontinued operations caused net income and shareholders’ equity reconciling items in 2004. This is not clear to us from your discontinued operations disclosure on page F-128.
We note to the Staff the following disclosure in page F-24:
“On January 14, 2004, Alcatel, pursuant to its announcement in October 2003, finalized the sale of SAFT, a subsidiary of the Group specialized in battery operations, to Doughty Hanson for €390 million. The gain on disposal amounted to €256 million and was recorded in 2004 under the caption “income (loss) from discontinued operations”.
As the value of net assets of the subsidiary sold was different between IFRS and U.S. GAAP, primarily due to the accounting for goodwill, the gain on disposal was €26 million lower under U.S. GAAP than under IFRS.
We also note to the Staff that our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Commission on March 31, 2005 provides the following disclosure in page F-87 — paragraph (m) Discontinued operations:
“In September 2004, Alcatel signed an agreement with a private equity firm, Ripplewood, to divest all of its electrical power system activities (Saft Power Systems). The closing of this sale, subject to regulatory approvals, took place on January 25, 2005. The result of this business was recorded as a discontinued operation in 2004 under French GAAP and U.S GAAP. Under French GAAP, net assets of this business were accounted for in the caption “share in net assets of equity affiliates and net assets and liabilities of disposed of or discontinued operations” whereas they have been reclassified as assets and liabilities held for sale under U.S. GAAP.”
The result on disposal of this activity accounted for under IFRS for the year ended December 31, 2004 was a net gain. Under U.S. GAAP, primarily due to the accounting treatment of goodwill, the net assets value of this activity was higher than the selling price and therefore an impairment loss of €11 million has been accounted for in 2004 to adjust the net assets value of this disposal.
For the purpose of clarifying our disclosure, we therefore propose to amend the disclosure relating to discontinued operations in our future filings by providing the following additional paragraph:
“Due to differences in accounting for goodwill, the value of net assets under IFRS and U.S. GAAP are different as it related to the discontinued operations of SAFT and Saft Power System (see comments given in Note 3 – Changes in consolidated companies of our consolidated financial statements under IFRS). As a result, we have recorded a reconciling item of €35 million before tax in our income (loss) from discontinued activities under U.S. GAAP.”
25-	Please provide us a quantified summary of the items included in the “Other adjustments” caption in your reconciliations of net income and shareholders’ equity for 2004 and 2005. Also, please explain to us why you did not separately disclose any significant reconciling items included in this caption, if applicable.
A quantified summary of the items included in the “Other adjustments” caption of our reconciliation of net income for 2004 and 2005 is as follows:

(In millions of Euros)	2005	2004	Comments
- Carry back receivable	(4)	(7)	Refer to comment 17
- Adjustments on equity affiliates	(3)	(3)	Not material
- Difference in gain on sale of subsidiaries	34	—	Refer to Note (2) below
- Reversal on inventories write-down	—	(25)	Refer to comment 23
- Fair value of marketable securities	(21)	—	Refer to comment 10
- Corrections related to the transition to IFRS	(10)	3	Refer to Note (3) below
TOTAL	(4)	(32)
A summary of the items included in the “Other adjustments” caption of our reconciliation of shareholders’ equity for 2004 and 2005 is as follows:

(In millions of Euros)	2005	2004	Comments
- Carry back receivable	11	15	Refer to comment 17
- Adjustments on equity affiliates	100	101	Refer to Note (1) below
- Reversal on inventories write-down	(25)	(25)	Refer to comment 23
- Corrections related to the transition to IFRS	6	33	Refer to Note (3) below
TOTAL	92	124
     (1) Adjustments on equity affiliates
The most significant portion of this adjustment is related to the share in net assets in Thales, which is accounted for under the equity method. The difference primarily arose from:

o	Our adoption of FASB Statement No. 142, effective January 1, 2002, which required us to cease the amortization of goodwill (including goodwill related to equity affiliates) for U.S. GAAP purposes. Effective upon our transition to IFRS (January 1, 2004), we discontinued amortization of goodwill in accordance with IFRS 3; however, we adopted the IFRS 1 transitional provisions on a prospective basis. This difference in the adoption date between the two standards has created a permanent reconciling item which is presented as “other adjustments on equity affiliates” as it relates to “Goodwill, net” and “Share in net assets of equity affiliates” balance sheet line items.

o	Thales, as a French public company, also adopted IFRS effective January 1, 2004. The primary reconciling item between French GAAP and IFRS resulted from the election of the option to record accumulated unrecognized actuarial gains and losses at the transition date in shareholders’ equity pursuant to IFRS 1. As a result, an adjustment has been recorded to cancel the effect of these IFRS transitional provisions in arriving at U.S. GAAP net income.
     (2) Difference in gain on sale of subsidiaries
We elected to reset the cumulative translation adjustment to zero as of the transition date to IFRS (January 1, 2004), as discussed in Note 1(d) to our consolidated financial statements. As a result, we created a permanent reconciling item between IFRS and U.S GAAP. A portion of this reconciling item is reversed each time we dispose of a consolidated subsidiary, whose financial statements were denominated in a currency other than our reporting currency, the euro, and for which the cumulative translation adjustment as of January 1, 2004 was something other than zero under U.S. GAAP.

     (3) Corrections related to the transition to IFRS
Due to the extensive work done in our IFRS conversion project and the comparisons we performed between three different sets of accounting standards (IFRS, U.S. GAAP and French GAAP), we identified additional reconciling items between our primary financial statements (either French GAAP or IFRS) and U.S. GAAP. We concluded through our qualitative and quantitative assessment of materiality in relation to these corrections, that such adjustments – either individually or in the aggregate — do not require prior year restatement.

(In millions of euros)	2005	2004
- Net income under U.S. GAAP as reported	763	550
- Adjustment	(10)	3
- Net income under U.S. GAAP as adjusted	753	553
- % adjustment	1.3%	0.5%

(In millions of euros)	2005	2004
- Shareholders’ equity under U.S. GAAP as reported	8,719	6,864
- Adjustment	6	33
- Shareholders’ equity under U.S. GAAP as adjusted	8,725	6,897
- % adjustment	0.1%	0.5%
In addition, we note that our investors and financial statements readers focus primarily on revenue and operating profit, neither of which was impacted by the corrections referred to above.
Note 42 — Specific U.S. GAAP disclosures, page F-135

(6) FIN 45 Disclosure, page F-156
26-	Refer to the Change of product warranty reserve tables on the top of page F-157 and explain to us the facts and circumstances that existed and the events that transpired that allowed you to reverse €100 million and €141 million of pre-existing warranties during 2005 and 2004 respectively. Explain to us any differences you identified in accounting for provisions under U.S. GAAP and IFRS.
The warranty reserves that were reversed primarily related to our Submarine Networks activity in 2003. In this regard, we refer the Staff to our response to comment 33 on our Current Report on Form 6-K dated September 2003, a portion of which is quoted below:
“The reversal of warranty reserves as of June 30, 2003 is mainly related to Alcatel’s Submarine Networks activity. This activity experienced a significant decrease in business. The worldwide revenues of Alcatel’s Submarine Networks division decreased by 91% from their peak in 2000 to 2003. This dramatic downturn of activity, the fact that some of Alcatel’s major customers went bankrupt and that networks were under-utilized led to lower than expected warranty costs. The reversal of the provision is typically accounted for at the end of the warranty period (between two and five years, depending on the contracts and products in the Submarine Networks Division).”
We note that a portion of the reversal still relates to our Submarine Networks activity (for €18 million and €38 million in 2005 and 2004 respectively).

In addition, the remaining reversals are supported by the following facts and circumstances:
▪	A reversal amounting to €10 million is related to defects on IPD products including some components bought from an external supplier in Canada. In 2004, as these components appeared to be defective, we recorded a provision for €10 million and, in the meantime, we sued the supplier. In September 2005, the supplier paid us an amount that covered the costs we incurred to provide our customers with new products. Consequently, we reversed the warranty provision.

▪	We estimate warranty provisions based on historical return rates and warranty costs and we estimate warranty costs to be incurred during the warranty period which is usually between one to five years. In the current period, we revised our original estimate for warranty reserve as to warranty period and costs due to the quicker renewal of these products, as a result of technological obsolescence, or better product performance than anticipated. It is for instance the case in the voice data products (e.g. Fixed solutions division for switching business products);
We did not identify any difference in accounting for these provisions under IFRS and U.S. GAAP.
          Please let us know if our explanations concerning revised disclosure are satisfactory to you, and whether you have further comments or questions.

Sincerely,

/s/ Jean-Pascal Beaufret Jean-Pascal Beaufret
Chief Financial Officer

cc:	Robert S. Littlepage, Jr.
Accounting Branch Chief